As filed with the Securities and Exchange Commission on March 21, 2019.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BlackRock Multi-Sector Opportunities Trust

(Name of Subject Company (issuer))

BlackRock Multi-Sector Opportunities Trust

(Name of Filing Person (offeror))

Common shares of beneficial interest,

par value $0.001 per share

(Title of Class of Securities)

09190C104

(CUSIP Number of Class of Securities)

Janey Ahn, Secretary

BlackRock Multi-Sector Opportunities Trust

55 East 52nd Street,

New York, NY 10055

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019--6099

(212) 728-8000

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                 Not applicable

Form or Registration No.:                 Not applicable

Filing Party:                                         Not applicable

Date Filed:                                            Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐third party tender offer subject to Rule 14d-1

☒issuer tender offer subject to Rule 13e-4

☐going-private transaction subject to Rule 13e-3

☐amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Contact:

1-800-882-0052

BlackRock Multi-Sector Opportunities Trust

Announces Dates of Initial Quarterly Tender Offer

New York, March 21, 2019 – BlackRock Multi-Sector Opportunities Trust (the “Trust”) (NASDAQ: XMSOX, CUSIP: 09190C104) today announced the dates of its initial quarterly tender offer. As stated in the Trust’s prospectus, beginning one year after the completion of the Trust’s initial public offering and ending upon the adoption of a plan of liquidation, the Trust intends, but is not obligated, to conduct quarterly tender offers for up to 2.5% of the common shares then outstanding in the sole discretion of the Trust’s Board of Trustees (the “Board”).

The Board has approved the Trust’s initial tender offer (the “Tender Offer”) with the following terms:

Number of Shares	2.5% of the Trust’s outstanding shares as of March 31, 2019

Commencement Date	April 1, 2019

Expiration Date and Time	April 30, 2019 at 5:00 p.m. Eastern Time, unless otherwise extended

Price	Net asset value per share as determined as of the close of the regular trading session of the New York Stock Exchange on April 30, 2019

The terms and conditions of the Tender Offer will be set forth in an Offer to Purchase, a related Letter of Transmittal, and related documents. As soon as the Tender Offer commences, the Trust will file a Tender Offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which will include an Offer to Purchase and related Letter of Transmittal.

Important Notice

This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any common shares. The offer to purchase Trust common shares is being made only pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Trust.

About the Trust

The Trust is a non-diversified, closed-end investment company whose investment objective is to seek to provide high income and total return. The Trust seeks to achieve its investment objective by investing at least 80% of its total assets in fixed income securities and other financial instruments that pay periodic income.

About BlackRock

BlackRock helps investors build better financial futures. As a fiduciary to our clients, we provide the investment and technology solutions they need when planning for their most important goals. As of December 31, 2018, the firm managed approximately $5.98 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Trust Updates

BlackRock will update performance and certain other data for the Trust on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Trust. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Trust and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Trust may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Trust’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Trust, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Trust or in the Trust’s net asset value; (2) the relative and absolute investment performance of the Trust and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Trust or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Trust with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Trust. The information contained on BlackRock’s website is not a part of this press release.